SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

Tessera Technologies Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88164L100 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88164L100	Page 2 of 11 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Concord Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 3,891,210 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 3,891,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,210

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person PN

CUSIP No. 88164L100	Page 3 of 11 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Venture Associates II, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 3,891,210 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 3,891,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,210

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person PN

CUSIP No. 88164L100	Page 4 of 11 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) CPML Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 3,891,210 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 3,891,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,210

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person CO

CUSIP No. 88164L100	Page 5 of 11 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Craig A. T. Jones

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,891,210 6. Shared Voting Power -0- 7. Sole Dispositive Power 3,891,210 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,210

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person IN

CUSIP No. 88164L100	Page 6 of 11 Pages

Item 1.	(a)	Name of Issuer: Tessera Technologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices Tessera Technologies, Inc. 3099 Orchard Drive San Jose, CA 95134

Item 2.	(a)	Name of Persons Filing: Concord Partners II, L.P. Venture Associates II, L.P. CPML Inc. Craig A. T. Jones

	(b)	Address of Principal Business Office: c/o Concord Partners II, L.P. 40 William Street, Suite G-20 Wellesley, MA 02481

	(c)	Citizenship: Concord Partners II, L.P. and Venture Associates II, L.P. are Delaware limited partnerships. CPML Inc. is a Delaware corporation. The individual listed in Item 2(a) is a U.S. citizen.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 88164L100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information regarding ownership as set forth in Items 5-9 of Pages 2-5 hereto, is hereby incorporated by reference.

CUSIP No. 88164L100	Page 7 of 11 Pages

For a summary of total ownership by all Reporting Persons, see Exhibit 2 hereto.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 88164L100	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

CONCORD PARTNERS II, L.P. A Delaware Limited Partnership

By:	Venture Associates II, L.P. Its General Partner

By:	/s/ Craig A. T. Jones

Craig A. T. Jones, Authorized Signatory

VENTURE ASSOCIATES II, L.P.

By:	CPML Inc. Its Managing General Partner

By:	/s/ Craig A. T. Jones

Craig A. T. Jones, Authorized Signatory

CPML Inc.

By:	/s/ Craig A. T. Jones

Craig A. T. Jones, Authorized Signatory

CRAIG A. T. JONES

By:	/s/ Craig A. T. Jones

Craig A. T. Jones, Authorized Signatory

CUSIP No. 88164L100	Page 9 of 11 Pages

EXHIBIT INDEX

Exhibit 1 – JOINT FILING AGREEMENT

Exhibit 2 – OWNERSHIP SUMMARY